UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of August 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 8, 2013

VEOLIA ENVIRONNEMENT By: /s/ Magali Del Santo Name: Magali Del Santo Title: Authorized Signatory

2013 First Half Results

VEOLIA ENVIRONNEMENT

Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that we may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

1

Highlights

Antoine Frérot

VEOLIA ENVIRONNEMENT

Continued progress during 1st half 2013

- Improved performance in Q2
- Implementation of the Company's strategy
  - Further reduction in debt
  - Convergence Plan objectives raised
  - Management team reinforced by a more integrated organization
  - Continuing targeted commercial success
  - Reinforcement in progress in Latin America with the proposed purchase of FCC's stake in Proactiva

The Company is progressing on its path toward recovery and profitable growth

Improved performance in Q2

- Q2 revenue trend improved compared to Q1 trend (-1% vs. -3% at constant scope and FX, and despite continued decline in Construction activity)
  - WATER Operations: organic growth of 2.1% in Q2 (versus -2.4% in Q1)
  - ENVIRONMENTAL SERVICES: trend improvement in Q2 (volumes increased versus -3.5% in Q1)
  - DALKIA: organic growth of 12.4% in Q2 (very favorable weather impact)
- Q2 adjusted operating cash flow trend improvement compared to Q1 trend: +0.5% (excluding restructuring costs) compared to -7.0% in Q1 at constant exchange rates
  - Adjusted operating cash flow would have grown significantly during first half 2013 with proportional integration of Dalkia International and China Water
- Significant improvement in adjusted operating income

First half 2013 adjusted operating income increased 29.2% at constant exchange rates

Further reduction in net financial debt

In €bn



12.7
10.8
10.0
3.6
3.3
3.1
13
12
11
10
9
8
7
6
5
4
3
2
1
0
4
3,5
3
2,5
2
December 31, 2011
December 31, 2012
H1 2013
Net financial debt
adjusted leverage ratio (1)

(1) Adjusted net financial debt / (Operating cash flow before changes in working capital + OFA repayments)
Adjusted net debt is net of loans to joint ventures

Raised Convergence Plan objectives

A €750M[1] NET COST SAVINGS PLAN IN 2015



Savings realized
New objectives (May 3, 2013)
Raised objectives (August 2012)
Investor day Announcment (December 2011)
Net impact(1) in €M
60
-20
170
120
400
270
220
750
470
420
2012
2013
2014
2015

(1) Net of implementation costs, of which due to the new accounting treatment of joint ventures, ~80% will benefit operating income

Management team reinforced by a more integrated organization

- One Veolia per country
- One Veolia HQ
- Management by country
- Reinforcement of marketing and performance management

More simple
More nimble
More efficient

Continuing targeted commercial business success

- **Asia Pacific**
  - **Australia:** industrial contract awarded by Queensland Gas Company in the coal gas sector. Cumulative revenue of €650M over 20 years.
  - **Singapore:** contract awarded for the collection and management of household waste and recyclables in the Clementi Bukit Merah quarter. Cumulative revenue of ~€135M over 7½ years
- **Middle East**
  - **Saudi Arabia:** contract awarded for the design, build and operation of a desalination facility at the Sadara petrochemical complex in Jubail city over 10 years – Cumulative revenue of €300M
  - **United Arab Emirates:** Contract awarded for the technical and energy management of Abu Dhabi's airports – Cumulative revenue of €40M over 3 years
- **Latin America**
  - **Brazil:** contract awarded by the paper producer CMPC for the construction of 3 raw water and wastewater treatment units – Cumulated revenue of €130M
- **Europe**
  - **Slovakia:** Contract renewal for the management of heat generation and distribution in Bratislava – Cumulative revenue of €1.1 billion over 20 years
  - **United Kingdom:** Thames Water awarded a contract to the Veolia / Costain and Atkins consortium to upgrade drinking water and wastewater treatment facilities – Cumulative estimated maximum revenue of €530M (Veolia's portion, from 2015 to 2020)

Reinforcement of position in Latin America

PROACTIVA

- Purchase FCC's 50% stake
  - Closing expected 4th quarter
- Presence in 8 countries
- 2012 revenue: €541M, 39% Water and 61% Environmental Services
- 2012 Adjusted operating cash flow: €95M
- Equity value for €150M- Acquired debt of €118M

Key figures at 100%

In €M	2010	2011	2012	2010-2012 CAGR
Revenue	420	472	541	13.5%
Adjusted Operating Cash Flow	77	94	95	11.1%
Capital Employed	186	227	254	16.9%
Net Financial Debt	90	111	118	14.5%

(1) Before application of IFRS 10-11-12

Second half 2013 action plans (1/2)

- **Cost reductions: continued execution of the plan and expectation to exceed the €170M objective**

- **Completion of the asset refocusing program**
  - Closing divestments currently in process
  - Transdev
  - Berlin

- **Business development: deployment of the Company's strategy**

Themes "core" to Veolia		Offers centered on:
• Most difficult pollutions • Circular economy • Large scale public services	→	• Efficiency and attractiveness of cities • Competitiveness of industrial clients

Second half 2013 action plans (2/2)

Business development: new organization

Priority offerings

- Recycling of materials extracted from mines
- Aluminum recycling
- Nuclear site decommissioning
- Industrial infrastructure decommissioning
- Energy efficiency
- Gas production by anaerobic digestion
- Plastic recycling
- Smart cities

Commercial offerings built and disseminated

- By 2013-end for the initial 4 offerings
- By mid-2014 for the remaining 4 offerings

Priority markets

- Energy production
- Mining industry
- Food & beverage
- Chemical / Pharmaceutical
- Cosmetics
- Cities in developed countries
- Cities in emerging countries

Deployment via a network of key account managers by the end of 2013

2

First half 2013 results

Pierre-François Riolacci

VEOLIA ENVIRONNEMENT

Key figures

In €M	H1 2012 re-presented (1)	H1 2013	Δ	Δ at constant FX
Revenue	11,448	11,074	-3.3%	-2.3% (2)
Adjusted operating cash flow	1,006	930	-7.6%	-6.9%
Operating income (3)	335	473	+41.3%	+42.2%
Adjusted operating income (4)	**419**	**539**	**+28.4%**	**+29.2%**
Adjusted net income attributable to owners of the Company	**18**	**131**		
Net income attributable to owners of the Company	162	4		
Free Cash Flow	552	556		
Net financial debt	12,362	10,031		
Loans granted to joint ventures	3,648	3,302		
Adjusted net financial debt	8,714	6,729		

(1) First half 2012 results re-presented for IFRS 5, 10 and 11 (the re-presentation associated with IFRS 5 only applies to the income statement : See Appendix 1)

(2) -2.0% at constant consolidation scope and exchange rates

(3) Including the share of net income of joint ventures and associates

(4) Including the share of adjusted net income of joint ventures and associates

Breakdown of revenue by division


in €M
11,448
11,074
5,244
5,000
4,207
3,985
1,914
1,972
83
117
H1 2012
re-presented (1)
H1 2013

	Δ	Δ constant FX	Δ excl. FX & scope
Water	-4.6%	-3.4%	-3.7%
Environmental Services	-5.3%	-4.2%	-3.0%
Energy Services	+3.0%	+3.1%	+4.4%
Other	+39.6%	+39.6%	+6.0%
Total	**-3.3%**	**-2.3%**	**-2.0%**

(1) See Appendix 1

Revenue resilience in the 2nd quarter

In €M	1st quarter			2nd quarter			1st half		
	2012 Re-presented(1)	2013	Δ excl. scope & FX	2012 Re-presented(1)	2013	Δ excl. scope & FX	2012 Re-presented(1)	2013	Δ excl. scope & FX
Operations	*1,757*	*1,702*	*-2.4%*	*1,679*	*1,695*	*+2.1%*	*3,436*	*3,397*	*-0.2%*
Technologies & Networks	*854*	*792*	*-6.5%*	*954*	*811*	*-14.0%*	*1,808*	*1,603*	*-10.4%*
Water	**2,611**	**2,494**	-3.7%	**2,633**	**2,506**	-3.8%	**5,244**	**5,000**	-3.7%
Environmental Services	**2,065**	**1,932**	-4.6%	**2,142**	**2,053**	-1.4%	**4,207**	**3,985**	-3.0%
Energy Services	**1,276**	**1,268**	+0.4%	**638**	**704**	+12.4%	**1,914**	**1,972**	+4.4%
Other	**39**	**63**	+20.4%	**44**	**54**	-6.5%	**83**	**117**	+6.0%
Company	**5,991**	**5,757**	-3.0%	**5,457**	**5,317**	-1.0%	**11,448**	**11,074**	-2.0%

(1) See Appendix 1

Water: Revenue of €5,000M

- **Operations :** Revenue stable at constant scope & FX
  - **France:** revenue declined by 2.5% at constant scope to €1,559M
    - → Slowdown in construction and lower volumes sold (-1.9%)
    - → Continuation of contractual erosion
    - → Favorable indexation impact (+2.6%)
  - **Outside France:** revenue increased 1.6% at constant scope & FX to €1,838M
    - → Good performance in central & Eastern Europe (price increases)
    - → Completion of construction contracts in 2012 in the UK and Asia
    - → Growth in the United States (Rialto and industrial contracts)
- **Technologies & Networks:** Revenue declined by 10.4% at constant scope & FX
  - Completion of Design & Build contracts outside France and unfavorable weather impacts in France
  - Bookings up 22.8% vs. June 2012, to €2B



Revenue (in €M)
5,244
5,000
-4,6%
1,808
1,603
-11.3%
3,436
3,397
-1.1%
H1 2012 re-presented*
H1 2013
Operations
Technologies and Networks

* To ensure the compatibility of periods, the 2012 financial statements have been re-presented (see Appendix 1)

Water: Adjusted operating cash flow of €430M

- Adjusted operating cash flow declined 3.2% at constant FX to €430M
  - Operations: Limited decrease in adjusted operating cash flow due to lower contractual erosion in France, despite unfavorable price impacts in Germany
  - Technologies & Networks: Decline in adjusted operating cash flow due to lower activity and margin deterioration on the Hong Kong sludge contract
- Adjusted operating income declined by 3.2% at constant FX to €231M
  - Improvement in net income of equity accounted JVs (China and UK)
  - Impact of Convergence plans of €36M (1)

(1) Net impact on operating income before IFRS 10-11

Environmental Services: Improved trend in Q2 (1/2)

Revenue variation H1 2013 / H1 2012: -5.3% and -3.0% at constant scope & FX

	2013
Price and volumes of recycled materials	-2.3%
Waste volumes/ activity levels	-1.1%
Service price increases	+0.9%
Other (including construction revenue)	-0.5%
Currency effect	-1.1%
Scope	-1.2%

Evolution of 2013 Quarterly Revenue



-6.4%
-4.6%
-4.2%
-1.4%
1st quarter
2nd quarter
Growth at current scope & FX
Growth at constant scope & FX

- Recycling: average prices significantly below that of H1 2012 (paper -15%; scrap metals: -12%), as well as lower volumes
  - Revenue impact of -€98M in the first half 2013
- Other treatment and collection: improvement in the revenue trend in Q2, in a difficult macroeconomic environment
  - Volumes increased in Q2 (versus -3.5% in Q1)
    - → Improvement , particularly in France, Australia and the UK (PFIs), as well as in hazardous waste (France and US)
- Overall, decline in volumes limited to -1.1% in the first half of 2013

Environmental Services: Improved trend in Q2 (2/2)

- **Revenue declined 3.0% at constant scope & FX to €3,985M (Q1: -4.6% / Q2: -1.4%)**
  - France revenue declined by 4.9% at constant scope: lower volumes collected and negative impact of recycled raw materials prices
  - UK revenue increased 1.7% at constant scope & FX given the progression of PFI contracts
  - Germany revenue declined due to lower prices and volumes of recycled raw materials. Pressure in the industrial sector
  - Good revenue progression in Australia: higher treated volumes and growth in industrial services.
  - Good resilience in hazardous waste and industrial services (excluding Marine Services) in the U.S.
- **Adjusted operating cash flow declined 6.7% at constant FX to €404M**
  - Of which -3.9% related to lower prices and volumes of recycled raw materials
- **Adjusted operating income declined 3.3% at constant FX to €158M**
  - Net impact of Convergence Plan of €14M (1)

(1) Net impact on operating income before IFRS 10-11

Energy Services: Revenue growth and significant improvement in adjusted operating income

- **Revenue increased 3.0% (+4.4% at constant scope & FX) to €1,972M)**
  - Higher energy prices: positive impact ~€40M (primarily in France)
  - Favorable weather impact, mainly in France: impact >€50M
- **Adjusted operating cash flow decreased 1.2% at constant FX to €155M**
  In France:
  - Overall favorable price impact, despite lower power purchase price
  - Progressive end of gas cogeneration contracts
- **Adjusted operating income increased significantly from €65M in H1 2012 to €177M**
  - Significant increase in contribution of Dalkia International's share of net income (€60M vs. -€83M in H1 2012)
    - → Receivables and accrued expenses write downs in Italy for the period ended June 30, 2012 (-€89M)
    - → Good performance in Central & Eastern Europe
  - Net impact of Convergence plan of €24M(1)



Revenue (in €M)
1,914
1,972
+3.0%
132
149
+12.9%
1,782
1,823
+2.3%
H1 2012 re-presented*
H1 2013
United States
France

(1) Net impact on operating income before IFRS 10-11

* To ensure the compatibility of periods, the 2012 financial statements have been re-presented (see Appendix 1)

Adjusted operating cash flow

In €M	H1 2012 Re-presented (1)	H1 2013	Δ	Δ *constant FX*
Water	446	430	-3.6%	-3.2%
Environmental Services	438	404	-7.8%	-6.7%
Energy Services	157	155	-1.4%	-1.2%
Other	-35	-59	-69.4%	-69.4%
Total Company	**1,006**	**930**	**-7.6%**	**-6.9%**
Margin	**8.8%**	**8.4%**		

Excluding restructuring charges , adjusted operating cash flow declined 3.8% at constant FX (-7.0% in Q1 and +0.5% in Q2)

(1) See Appendix 1

Convergence Plan: H1 2013 Results

- Cost reductions/ Convergence (before application of IFRS 10-11): **€74M** in net savings in the first half 2013

Impact on Operating Income before IFRS 10 & 11 (in €M)	H1 2012	H2 2012	H1 2013
Gross savings	59	83	110
Implementation costs	-32	-50	-36
Net savings	**27**	**33**	**74** [(1)]

[(1)] Contribution post IFRS 10-11: **€55M** net savings in first half 2013

Focus on Dalkia International and China Water

Dalkia International (at 75.8%)

In €M	H1 2012 re-presented	H1 2013
Revenue	1,919	1,847*
Adjusted Operating Cash Flow	116	238
Operating Income	23	156

*of which - €94M scope impact(mainly Estonia)

Growth at constant FX and consolidation scope +1.6%

Chinese Water concessions (Veolia share)

In €M	H1 2012 re-presented	H1 2013
Revenue	247	262
Adjusted Operating Cash Flow	52	57
Operating Income	26	29

Reconciliation of adjusted operating cash flow to adjusted operating income

In €M	H1 2012 re-presented[1]	H1 2013	Δ	Δ *constant FX*
Adjusted operating cash flow	**1,006**	**930** [2]	**-7.6%**	**-6.9%**
Depreciation & amortization	-561	-563		
Net capital gains	+3	+17		
Provisions, fair value adjustments & other [2] [3]	-12	+46		
Share of adjusted net income of joint ventures and associates	-17	+109		
Adjusted operating income [4]	**419**	**539**	**+28.4%**	**+29.2%**

(1) See Appendix 1
(2) Including charges related to the Company's voluntary departure plan that are not included in adjusted operating income (-€32.5M)
(3) Including benefit of closing management pension plans of €40M
(4) Including the share of adjusted net income of joint ventures and associates

Adjusted operating income [1]

In €M	H1 2012 Re-presented [2]	H1 2013	Δ	Δ constant FX
Water	238	231	-3.2%	-3.2%
Environmental Services	166	158	-4.8%	-3.3%
Energy Services	65	177	+171.1%	+172.2%
Others	-50	-27	+46.8%	+46.8%
Total Company	**419**	**539**	**+28.4%**	**+29.2%**

(1) Including the share of adjusted net income of joint ventures and associates
(2) See Appendix 1

Reconciliation of adjusted operating income to operating income

En M€	H1 2012 re-presented [1]	H1 2013
Adjusted operating income [2]	**419**	**539**
Impairment Environmental Services Germany	-	-49
Non-recurring charges related to VDP (VE SA)	-	-17
Impairment non-regulated U.K. Water	-51	-
Impairment goodwill Baltic countries and Israel	-29	-
Others	-4	-
Total non-recurring elements	**-84**	**-66**
Operating income [3]	**335**	**473**

(1) See Appendix 1
(2) Including the share of adjusted net income of joint ventures and associates
(3) Including the share of net income of joint ventures and associates

Net finance costs

In €M	H1 2012		H1 2013		Δ %
Cost of net financial debt (*including costs to repurchase debt of €43M in 2013)*	**-296.7** [1]		**-305.6**		
Cost of net financial debt re-presented [(2)]	**-303.7**	***4.74%***	**-263.8**	***5.16%***	***+0.42%***
Impact of active debt management and debt amortization					*-0.46%*
Impact of change in interest rates					*-0.31%*
Impact of increase in liquidity					*1.19%*
Currency impact					*0.01%*

In €M	H1 2012	H1 2013
Closing net financial debt[(3)]	12,362	10,031
Average net financial debt[(4)]	12,806	10,221
Average gross debt	16,097	14,906
Gross cost of borrowing	*3.99%*	*3.73%*
Average cash	3,528	5,053
Rate	*1.27%*	*0.68%*

(1) -€362M previously published

(2) Including financial costs of discontinued operations, excluding costs of debt repurchases treated as non-recurrent (€43M in 2013)

(3) Net financial debt represents gross financial debt (non-current borrowings, current borrowings and bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments of derivatives hedging debt

(4) Average net financial debt is the average of monthly net debt during the period

Taxes

- After adjusting for one-time items, the company tax rate at June 30, 2013 was 53%.
- The **effective** tax rate at June 30, 2013 is derived:

In €M	Tax expense	Income base before taxes	Tax rate
Adjusted for one-time items	**-84**	**159**	**53%**
Cost of repurchasing debt	-	-43	
Goodwill Impairment Germany	-	-48	
Restructuring VE SA	-	-17	
Other elements	8	21	
Effective	**-76**	**72**	**106%**

Reconciliation of operating income to net income

In €M	H1 2012 re-presented [1] Adjusted	H1 2012 re-presented [1] Adjustment	H1 2012 re-presented [1] Total	H1 2013 Adjusted	H1 2013 Adjustment	H1 2013 Total
Operating income [2]	419.3	-84.6	**334.7**	538.6	-65.6	**473.0**
Cost of net financial debt [3]	-273.2	-	**-273.2**	-249.2	-43.0	**-292.2**
Income tax expense	-82.3	-	**-82.3**	-76.1	-	**-76.1**
Net income from discontinued operations	-	211.3	**211.3**	-	-16.4	**-16.4**
Non-controlling interests	-46.0	17.7	**-28.3**	-82.2	-2.5	**-84.7**
Net income attrib. to owners of Co.	**17.8**	**144.4**	**162.2**	**131.1**	**-127.5**	**3.6**
Net income attrib. to owners of Co. published	***7.6***	***145.5***	***153.1***	***131.1***	***-127.5***	***3.6***

(1) See Appendix 1
(2) Including the share of net income of joint ventures and associates
(3) Including other financial revenue and expense

Divestments

- Divestments completed during the first half 2013

In €M	H1 2012	H1 2013
Industrial divestments	26	30
Financial divestments [(1)]	1,557	261
Increase in minority capital	2	1
Total divestments	**1,585**	**292**

(1) Including net financial debt of divested companies and partial divestments between non-controlling interests with no change in consolidation scope

- Main divestments in progress
  - Transdev
  - Berlin Water: negotiations in progress
  - Morocco Water: closing expected in H2

Transdev update

- Transdev: joint venture owned at 50% maintained in discontinued operations (excluding SNCM)
  - Confirmation of recovery at Transdev:
    - → Stable revenue
    - → Adjusted operating cash flow improvement of 24%
  - Extension of the agreement with la Caisse des Dépôts until October 31, 2013 regarding the withdrawal from Transdev and the reimbursement of our inter-company loan
  - Divestments: €197M, of which €114M in Central Europe

Gross investments by division

In €M	Maintenance	Growth: Financial, including Δ scope*	Growth: Industrial	New operating financial assets	Total
Water	61	11	145	21	**238**
Environmental Services	115	10	110	23	**258**
Energy Services	20	1	71	31	**123**
Others	11	-	3	1	**15**
Total H1 2013	**207**	**22**	**329**	**76**	**634**
Total H1 2012 re-presented	**310**	**149**	**395**	**90**	**944**
Of which discontinued operations	*57*	-	*15*	-	*72*
Total H1 2012 re-presented & excl. discontinued operations	**253**	**149**	**380**	**90**	**872**

* Including partial acquisitions between shareholders with no change in control

Statement of cash flows

In €M	H1 2012	H1 2013
Operating cash flow before changes in working capital [(1)]	1,154	989
Reimbursement of operating financial assets	95	95
Total cash generation	**1,249**	**1,084**
Gross investments	-944	-634
Variation working capital	-500	-749
Taxes paid	-98	-123
Interest expense	-281	-334
Dividends [(2)]	-403	-172
Dividends received from joint ventures and associates [(3)]	+73	+76
Others [(4)]	-129	+1,116
Divestments	+1,585	+292
Free cash flow	**552**	**556**
Impact of exchange rates	-230	+160
Others	+12	+75
Change in net financial debt	*-334*	*-791*
Net financial debt	**12,362**	**10,031**
Loans granted to joint ventures	3,648	3,302
Adjusted net financial debt	**8,714**	**6,729**

(1) Including financial cash flows and operating cash flow from discontinued operations
(2) Dividends paid to shareholders and non-controlling interests
(3) Including dividends received: Chinese Water €11.8M, Marius Pedersen: €12.5M, Dalkia Investment €17.3M
(4) Including mainly the hybrid for €1,454M

Net financial debt


In €Bn
POST IFRS 10, 11 & 12
3.99 (1)
3.75 (1)
3.67 (1)
3.88 (1)
3.26 (2)
3.6 (2)
3.3 (2)
3.1 (2)
16.5
15.1
15.2
14.7
11.3
12.7
10.8
10.0
17
15
13
11
9
7
5
4
3.5
3
2.5
2
31-Dec-08
31-Dec-09
31-Dec-10
31-Dec-11
31-Dec-12
31-Dec-11
31-Dec-12
H1 2013
Net financial debt
Leverage ratio, then Adjusted leverage ratio
Net financial debt post IFRS 10 & 11

(1) Net financial debt / (Operating cash flow before changes in working capital + OFA repayments)
(2) Adjusted net financial debt / (Operating cash flow before changes in working capital + OFA repayments)

Mid-term objectives confirmed

2012-2013: Transformation Period

- **€6 billion in divestments** [1]
- **2013 net financial debt, under new IFRS standards:**
  - ✓ **Net Financial Debt between €8bn and €9bn**[2]
  - ✓ **Adjusted Net Financial Debt between €6bn and €7bn**[2]
- **Cost reductions:**
  - ✓ **in 2013**: **€170M** net impact[3]
- **Extended dividend commitment of €0.70** [4] per share in 2013[5] and 2014

Beginning in 2014: New Veolia

- Organic revenue growth > 3% per year (mid-cycle)
- Adjusted operating cash flow growth >5% per year (mid-cycle)
- **Leverage ratio**[6] **of 3.0x**[7] beginning in 2014
- Mid-term: Payout ratio in line with historic level
- **Cost reductions in 2015**: **€750M** net impact[3]

(1) Including the debt reduction of €1.4 billion related to the change to equity method accounting for the Berlin Water contract and repayment of loans to joint ventures
(2) Before closing exchange rate impact
(3) Net of implementation costs, of which due to the new accounting treatment of joint ventures, ~80% will benefit operating income
(4) Subject to the approval of Veolia's Board of Directors and the Annual General Shareholders Meeting
(5) In cash or shares
(6) Adjusted net financial debt/ (Operating cash flow before changes in working capital + OFA Repayments)
(7) ±5%

3

Appendices

VEOLIA ENVIRONNEMENT

Summary of appendices

Main H1 2012 figures re-presented for IFRS

In €M	6M ended June 30, 2012 published	IFRS5 Adjustment (1)	IFRS 10 & 11 Adjustment	IAS 19R Adjustment	6M ended June 30, 2012 Re-presented
Revenue	14,781	-4	-3,329		11,448
Adjusted operating cash flow	1,384	23	-401		1,006
Operating income	523	47	-202	5	373
Operating income after share of net income of equity-accounted entities (2)	523	38	-231	5	335
Adjusted operating income (3)	631	15	-232	5	419
Adjusted net income	8	1	4	5	18
Gross investments	1,348		- 404		944
Free Cash Flow	348		+ 204		552
Net Financial Debt	14,693		-2,331		12,362
Loans granted to joint ventures	-	-	+3,648	-	3,648
Adjusted Net Financial Debt	-	-	-	-	8,714

(1) Morocco Water , Berlin Water and Eolfi
(2) Including the re-presented share of net income of joint ventures and associates for the six months ended June 30, 2012
(3) Including the re-presented share of adjusted net income of joint ventures and associates for the six months ended June 30, 2012

Appendix 2: Impact of exchange rate variations

Appreciation of the euro

	6M 2013 / 6M 2012 Average rate	6M 2013 / 6M 2012 Closing rate
Australian dollar	-3.2%	-14.8%
U.K. pound sterling	-3.5%	-6.2%
U.S. dollar	-1.3%	-3.9%
Czech koruna	-2.1%	-1.2%
Chinese renmimbi yuan	+0.7%	-0.3%

Impact on key Company figures

Revenue	-€109M
Adjusted operating cash flow	-€7M
Adjusted operating income (1)	-€3M
Net financial debt	+€160M

(1) Including the share of adjusted net income of joint ventures and associates

Appendix 3: Breakdown of revenue by geography

in €M


11,448
582
5,809
2,438
886
1,139
594
H1 2012 re-presented[(1)]
11,074
566
5,685
2,344
871
1,012
596
H1 2013

	Δ	Δ constant FX	Δ excl. scope & FX
Central & Eastern Europe	-2.7%	-1.7%	+0.5%
France	-2.1%	-2.1%	-2.1%
Europe excl. France & Central & Eastern Europe	-3.8%	-2.5%	-1.0%
United States	-1.7%	-0.4%	+0.5%
Asia Pacific	-11.1%	-6.8%	-7.0%
Rest of the world	+0.3%	+2.0%	-1.5%
Total	**-3.3%**	**-2.3%**	**-2.0%**

(1) See Appendix 1

Appendix 4-1: Environmental Services – Revenue in key countries

	% of 1H13 revenue	Var. at constant scope & FX 1H13/1H12	
France	**41%**	**-4.9%**	Lower raw materials prices and volumes (paper / cardboard / scrap metal) Lower volumes collected
Germany	**12%**	**-10.9%**	Lower prices and volumes of recycled raw materials Competitive pressure on municipal and C&I contracts
United Kingdom	**20%**	**+1.7%**	Progression of PFI contracts Lower prices and volumes of recycled raw materials Competitive pressure in C&I Stable landfill volumes
North America	**10%**	**+0.4%**	Industrial services: Recovery in activity, mainly in the petrochemical and refining sectors Marine Services: Reduction in ship utilization rate in the 1st quarter and sale of two ships in the first half of 2013 Hazardous waste: solid revenue growth, +9.2%
Asia Pacific	**12%**	**+4.5%**	Asia: Lower volumes collected following the end of certain contracts (Honk Kong) and higher tariffs on landfilling in China Australia: Revenue increase of 6.8% due to activity levels and higher tariffs

Appendix 4-2: Environmental Services - revenue by activity


First Half 2012*
8%
19%
9%
9%
22%
16%
17%


First Half 2013
8%
18%
9%
9%
23%
15%
18%
Urban cleaning and collection
Non-hazardous industrial waste collection and services
Hazardous industrial waste collection and services
Sorting & recycling
Hazardous waste treatment
Waste-to-energy from non-hazardous waste
Landfilling of non-hazardous and inert waste

* Re-presented for IFRS 10 & 11

Appendix 4-3: Environmental Services - Revenue versus Industrial Production


Industrial Production and Veolia Environmental Services Organic Growth
Quarterly Y-Y Growth Rate (%)
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Veolia Environmental Services Organic Growth
Industrial Production

Weighted average industrial production indices for 4 key countries including SARP and SARPI: France, U.K. (excl. PFIs), Germany, and North America (excl. US Solid Waste from 2012)

Sources: OECD Extract Database (up to May 2013) for North America and U.K.; INSEE for France and EUROSTAT for Germany (only for May 2013); April-May average for June 2013 (in the absence of June 2013 figures)

Appendix 4-4: Environmental Services – Evolution of recycled raw materials prices (paper, cardboard, scrap metals)


Evolution of raw materials prices (€/t)
180
160
140
120
100
80
60
40
20
0
500
450
400
350
300
250
200
150
100
50
0
jan 08
jun 08
nov 08
apr 09
sept 09
feb 10
jul 10
dec 10
may 11
oct 11
mar 12
aug 12
jan 2013
juin 2013
Cardboard (ref. 1.05)
Paper (Ref. 1.11)
Metals (E40)

Appendix 5: Efficiency Plan (1/2)

€83M in gross savings* in H1 2013 from 302 projects


3%
22%
40%
35%
Water
Environmental Services
Energy Services
HQ


2%
2%
13%
38%
18%
6%
21%
Purchasing
Contract or entity modification
Other revenue improvement
Technical optimization
Organizational efficiency
Reduction of external expenses
Insurance & Risk

* €81M in net savings before IFRS 10-11 (and €57M after).
Breakdown on the basis of gross savings

Appendix 5: Convergence Plan (2/2)

€ 110M in gross savings in H1 2013 for 358 projects*


13%
45%
27%
15%
Water
Environmental Services
Energy Services
Holding


4%
16%
11%
14%
1%
54%
Purchasing
Organizational efficiency
IT
Reduction in external costs
Technical optimization
Others

* Net impact of €74M before IFRS 10-11 (and +€55M after)- Breakdown on the basis of gross savings

Appendix 6: Debt management (1/2)

- Issuance at the beginning of January 2013 of subordinated perpetual hybrid debt in euros and pound sterling: €1 billion at a 4.5% yield and £400M at a 4.875% yield
- Financing of international activities of Dalkia International: issuance of €600M in subordinated perpetual hybrid debt by Dalkia International, including €144M subscribed by EDF and €456M by Dalkia, financed by a long term loan from Veolia Environnement
- Reimbursement of previously drawn syndicated loan in polish zloty for PLN1,600M in April 2013
- Arrival at term on May 28, 2103 of the 2013 euro-denominated bond with nominal value of €432M
- Arrival at term on June 3, 2013 of the 2013 US dollar-denominated bond with nominal value of $490M
- Partial buyback in June 2013 of €700M equivalent of the euro-denominated bonds maturing in 2014, 2016, 2017, 2018 and 2020 and dollar-denominated bonds maturing in 2018.
- Group liquidity: €7.9B, including €4.2B in undrawn confirmed credit lines (without disruptive covenants)
- Net Group liquidity: €4.1B
- Average maturity of net financial debt: 9.2 years as of June 30, 2013 versus 9.7 years at the end of 2012 and gross debt maturity: 6.8 years as of June 30, 2013 versus 6.6 years at the end of 2012

Net financial debt after hedges at June 30, 2013 (*)

Fixed rate: 78%

Variable rate: 22 %

(*) before non active caps at June 30, 2013

Currency breakdown of gross debt after Hedges at June 30, 2013


Others, 9%
AUD, 2%
PLN, 3%
HKD, 7%
RMB, 2%
GBP, 12%
USD, 6%
EUR, 59%

Appendix 6: Debt management (2/2)


2013 buybacks
2012 buybacks
2011 buybacks
2010 buybacks
CNY
USD
GBP
EUR
1600
1400
1200
1000
800
600
400
200
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038

Appendix 7: Loans granted to joint ventures 2012 - 2013

- Detail of loans granted by the Company to main joint ventures:

In €M	December 2012	June 2013
Dalkia International	2,008	2,229
VTD	901	909
Others	76	164
TOTAL	**2,985**	**3,302**

Appendix 8: Net liquidity

In €M

	Year ended December 31, 2012 re-presented	H1 2013
Veolia Environnement		
Syndicated loans	2,607.3	3,000.0
Bilateral credit lines	925.0	825.0
Lines of credit	473.7	377.8
Cash and cash equivalents	4,349.6	3,145.6
Total Veolia Environnement	8,355.6	7,348.4
Subsidiaries		
Cash and cash equivalents	648.4	537.8
Total Subsidiaries	648.4	537.8
Total Group liquidity	9,004.0	7,886.2
Current liabilities and bank overdrafts	3,858.8	3,768.5
Total Group net liquidity	5,145.2	4,117.7

Appendix 9: Consolidated statement of financial position

In €M	As of December 31, 2012 re-presented	As of June 30, 2013
Intangible assets *(concessions)*	2,373	2,318
Property, Plant & Equipment	4,706	4,526
Other non-current assets	11,824	11,135
Operating financial assets *(current and non-current)*	2,383	2,155
Cash & cash equivalents	4,998	3,683
Other current assets	12,193	12,673
Total Assets	**38,477**	**36,490**
Capital *(including minorities)*	8,498	9,764
Financial debt *(current and non-current)*	15,990	13,880
Other non-current liabilities	2,990	2,977
Other current liabilities	10,999	9,869
Total Liabilities	**38,477**	**36,490**

Appendix 10: Executive Committee composition

- **Antoine Frérot**
  - Chairman & CEO of Veolia Environnement
- **Laurent Auguste**
  - Director of Innovation and Markets
- **François Bertreau**
  - Chief Operating Officer
- **Estelle Brachlianoff**
  - Director of Northern Europe
- **Régis Calmels**
  - Director of Asia
- **Philippe Guitard**
  - Director of Central and Eastern Europe
- **Jean-Michel Herrewyn**
  - Director of Global Enterprises
- **Franck Lacroix**
  - CEO of Dalkia
- **Jean-Marie Lambert**
  - Director of Human Resources
- **Helman le Pas de Sécheval**
  - General Counsel
- **Pierre-François Riolacci**
  - Chief Finance Officer

Appendix 11: CSR Commitments (1/4)

- Assure the safety and healthy of employees

48% of employees trained in safety

Change in the frequency and severity rate of occupational accidents


0.72
0.76
0.75
18.09
17.13
16.49
2010
2011
2012
Workplace accident severity
Workplace accident frequency

- Promote diversity and combat discrimination

Targets of diversity action plan (as a % of total workforce on 12/31)


32%
20%
24%
2.2%
50+
Women
Female managers
Disabled employees

- Encourage skills development and upward mobility

88%
Of courses taken by operators and technicians

2
courses on average per employee

5.5
million hours of training

Appendix 11: CSR Commitments (2/4)

- Management
  ✓ Control risks and impacts related to our activities and operational entities


85%
26%
10%
49%
86.5%
13%
18%
55%
95%
2011
2012
2014 target
Percentage of revenue for which the internal EMS is currently being deployed
Percentage of revenue for which the EMS has been deployed at 100%
Percentage of revenue covered by ISO 14001 certification
Percentage of EMS deployment rate for relevant activities (including Veolia Transdev)

- Combating climate change
  ✓ Propose solutions and services that avoid or reduce greenhouse gas emissions


23%
28%
11%
15%
6%
6%
11%
Overall reduction in greenhouse gas emissions (66%) thanks to:
Methane emissions avoided by landfill sites in operation
Use of alternative and renewable energies
Cogeneration
Thermal and electrical efficiency
Miscellaneous (consumption of energy produced on-site by facilities, anaerobic digestion, integrated energy management)
CO_2 emissions avoided (34%) through:
Energy recovery from waste
Materials recovery
Breakdown of overall reduction in GHG emissions

- Conservation and development of biodiversity

Appendix 11: CSR Commitments (3/4)

- Pollution abatement and protecting health

Sanitary quality of drinking water - Veolia Water


Percentage of the population evaluated by water quality class
Percentage of the population evaluated solely by compliance rate
3.9%
3.9%
4.7%
96.1%
96.1%
95.3%
2010
2011
2012
97.5%
Excellent or high-quality water
2.5%
Percentage of the population provide with excellent or good quality water
Inadequate water quality

- Resource conservation
  - Saving water resources
  - Conserving energy resources
  - Reduce raw material consumption

Efficiency of drinking-water networks - Veolia Water


73.6%
74.3%
74.4%
Value 2011 (proforma 2011-2012)
Value 2012 (proforma 2011-2012)
2012

Rate of materials recovery - Veolia Environmental Services


15.3%
19.2%
26.0%
2011
2012
2014 Target

Appendix 11: CSR Commitments (4/4)

- Contribute to local economic and social development
  - Provide public services

101 million people benefit from drinking water services	**71** million people benefit from wastewater services	**54** million people benefit from waste collection services	**11** million people benefit from heating services

  - Investments to develop, repair and maintain infrastructures
  - Key contributor for employment and employability

- … and meet international goals to provide access to essential services

5 million people in France benefitting from the support program “Water for All”.

Investor Relations contact information

- Ronald Wasylec, Senior Vice President, Investor Relations

Téléphone +33 1 71 75 12 23

e-mail **ronald.wasylec@veolia.com**

- Ariane de Lamaze

Téléphone +33 1 71 75 06 00

e-mail **ariane.de-lamaze@veolia.com**

38 Avenue Kléber – 75116 Paris - France

Fax +33 1 71 75 10 12

- Terri Anne Powers, Director of North American Investor Relations

200 East Randolph Street, Suite 7900

Chicago, IL 60601

Tel +1 (312) 552 2890

Fax +1 (312) 552 2866

e-mail **terri.powers@veoliaes.com**

http://www.finance.veolia.com